UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2007

Commission File Number 1-14522

Open Joint Stock Company

“Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):              .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):              .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY
“VIMPEL-COMMUNICATIONS”
(Registrant)
Date: March 28, 2007
	By:	/s/ Alexander V. Izosimov
	Name:	Alexander V. Izosimov
	Title:	Chief Executive Officer and General Director

FOR IMMEDIATE RELEASE

VIMPELCOM ANNOUNCES DATE FOR 2007 ANNUAL GENERAL MEETING OF

SHAREHOLDERS AND RECOMMENDS DIVIDEND PAYMENT

Moscow and New York (March 28, 2007) — Open Joint Stock Company Vimpel-Communications (“VimpelCom” or the “Company”) (NYSE: VIP) today announced that its Board of Directors (the “Board”) set the date for the Company’s 2007 Annual General Meeting of Shareholders based on 2006 results (the “Shareholders Meeting”) for June 29, 2007. The record date for the Company’s shareholders entitled to participate in the Shareholders Meeting has been set for May 14, 2007.

The Board also recommended that the Shareholders Meeting approve annual dividends of RUR 166.88 per ordinary share of VimpelCom stock (or approximately $1.60 per American Depositary Share (“ADS”) based on the Russian Central Bank exchange rate as of March 28, 2007) for the 2006 fiscal year, amounting to a total of RUR 8.6 billion (or approximately $330.5 million based on the Russian Central Bank exchange rate as of March 28, 2007), to be payable within 60 days of the approval at the Shareholders Meeting. The record date for the Company’s shareholders entitled to receive dividends for 2006 has been set for May 14, 2007. The approval of the shareholders owning more than 50% of the voting shares represented at the Shareholders Meeting is required for the payment of dividends by VimpelCom. If the dividends are approved by the requisite majority at the Shareholders Meeting, VimpelCom will, in accordance with Russian tax legislation, withhold a tax of up to 30% on the dividend amount when payable. The exact amount of the withholding will vary depending on the recipient’s legal status and jurisdiction.

Further details on the agenda and other issues related to the Shareholders Meeting will be made available through an official notice to be distributed by VimpelCom to its shareholders prior to the Shareholders Meeting.

The VimpelCom Group includes cellular companies operating in Russia, Kazakhstan, Ukraine, Tajikistan, Uzbekistan and recently acquired cellular operators in Georgia and Armenia. The VimpelCom Group’s cellular license portfolio covers a territory with a population of about 240 million. This includes 78 regions of Russia (136.5 million people, representing 94% of the Russia’s population), and the entire territory of Kazakhstan, Ukraine, Uzbekistan, Tajikistan, Georgia, and Armenia. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange (“NYSE”). VimpelCom’s ADSs are listed on the NYSE under the symbol “VIP”.

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements relate to the proposed payment of dividends. There can be no assurance that the dividends will be approved by the requisite majority at the Shareholders Meeting. Certain additional factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. The Company disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this press release, or to make corrections to reflect future events or developments.

For more information, please contact:

Marine Babayan VimpelCom (Moscow) Tel: 7 (495) 974-5888 Investor_Relations@vimpelcom.com	Peter Schmidt/Michael Polyviou Financial Dynamics Tel: 1 (212) 850-5600 mpolyviou@fd-us.com